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                                  NEWS RELEASE

FOR RELEASE:                                         CONTACT:

Immediately                                          Linda A. Kelley
                                                     615-373-0104
                                                     Ext. 224

               UNITED CITIES GAS COMPANY ANNOUNCES 1995 EARNINGS

     BRENTWOOD, TENN. -- February 16, 1996 -- United Cities Gas Co., (NASDAQ:UCIT), a multistate distributor of natural and propane gas, today reported 1995 common stock earnings of $9.9 million or $.84 per share compared to $12.1 million or $1.16 per share in 1994.

     Revenues were down by approximately $9.1 million for the twelve month period, despite fourth quarter revenues that were up $17.1 million due to colder than normal weather during the last two months of the year. "Our lower earnings are the result of several factors," said Gene C. Koonce, United Cities' president and chief executive officer. "Warmer than normal temperatures during the first quarter of the year, when we traditionally sell the greatest volume of gas, negatively affected our natural and propane operations and lowered our income from Woodward Marketing L.L.C., a gas brokerage operation in which we hold a 45% equity interest," said Koonce. "Our 1995 earnings also reflect significantly higher operating expenses, which rose by $7.4 million over the previous year's expenses."

   Koonce attributed higher operating costs to increases in service and construction payrolls and related benefits, depreciation expense due to new plant investments, and higher property

                                     -more-

================================================================================
[LOGO UNITED CITIES GAS COMPANY]                      UNITED CITIES GAS COMPANY
                                                      5300 Maryland Way
                                                      Brentwood, Tennessee 37027
                                                      615-373-0104

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taxes in Kansas. The 1995 operating expenses included approximately $900,000 related to the consolidation of the company's East Tennessee operations, booked during the third quarter, and an accrual of $545,000 during the fourth quarter to true-up the company's deferred tax liabilities and provide for permanent timing differences settled in the latest IRS audit covering the period up to December 31, 1993.

     An increase in the number of shares outstanding diluted the earnings per share figure by 13.1 percent. Average common shares outstanding increased from
10.4 million to 11.8 million in 1995 as a result of additional shares issued through a public stock offering, various stock plans, and shares issued in exchange for the acquired interest in Woodward Marketing L.L.C.

     "While earnings for 1995 were disappointing, several positive events took place in 1995 that will favorably impact 1996 and future years," said Koonce. "We completed our alliance with Woodward Marketing L.L.C., which we believe will strengthen our ability to service our utility customers and generate a growing source of income in this deregulated part of the gas industry.

     "The consolidation of our East Tennessee operations, which began last fall, will serve to increase our productivity while reducing our expenses by approximately $1 million per year on an annual basis.

                                     -more-

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     "As part of a new financing plan, we are now utilizing a $200 million shelf registration to issue new stock and publicly rated debt securities in order to attain low-cost capital needed to serve growing areas within our service territory. In 1995, the company successfully sold approximately 1.4 million shares of common stock through a public offering and issued approximately
413,000 additional shares primarily through our dividend reinvestment and customer stock purchase plans. During the last quarter of 1995, we were able to place $22 million in medium-term notes at very favorable interest rates."

     Koonce added that rate increases granted in Kansas, Tennessee, Missouri and Virginia, representing approximately $6.6 million in additional annual revenues, coupled with near-normal temperatures during the first quarter, should return the company to normal earnings potential in 1996. "We continue to look for ways to lower our imbedded costs so that even in years when the weather is warmer than normal, our earnings can at least exceed our dividend payout."

     United Cities' board recently declared the regular quarterly dividend of $.255 per share, payable March 15 to all shareholders of record on February 29. "Our board has great confidence in the company and our ability to manage and grow the company in a way that benefits our shareholders, customers and employees," said Koonce.

                                     -more-

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     United Cities Gas Company distributes natural and propane gas to approximately 335,000 customers in ten states. The company is also engaged in other energy-related businesses.

                                      -0-

                                                  See Financial Table

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                           UNITED CITIES GAS COMPANY
                           FINANCIAL HIGHLIGHTS TABLE
                     FOR THE PERIOD ENDED DECEMBER 31, 1995

                                                 3 MONTHS ENDED                   12 MONTHS ENDED
                                                  DECEMBER 31,                      DECEMBER 31,
                                             ----------------------           -----------------------
                                             1995              1994           1995               1994
                                             ----              ----           ----               ----

Total Operating Revenues                  $91,360,000       $74,298,000    $271,860,000      $280,984,000
                                          ===========       ===========    ============      ============

Net Income                                $ 7,486,000       $ 6,387,000    $  9,935,000      $ 12,093,000
                                          ===========       ===========    ============      ============

Net Income Per Share                      $      0.59       $      0.61    $       0.84      $       1.16
                                          ===========       ===========    ============      ============

Average Common Shares Outstanding          12,680,000        10,526,000      11,792,000        10,409,000
                                          ===========       ===========    ============      ============

Weather Data -
 Percent Colder (Warmer) Than Normal              9.8%            (21.3)%          (2.3)%           (10.2)%
                                          ===========       ===========    ============      ============

Average Number of Customers Served            328,000           319,000         325,000           316,000
                                          ===========       ===========    ============      ============
